Sanofi-aventis reinforces

its Consumer Health Care Management

Paris, France – January 8, 2010 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that Hans Regenauer has joined the Group as Vice President, Consumer Health Care, Europe and Global Development, sanofi-aventis. He was previously Senior Vice President, Consumer Health Care with Boehringer Ingelheim.

Hans Regenauer will report to Belen Garijo, Senior Vice President, Pharmaceutical Operations, Europe, sanofi-aventis.

Hans Regenauer holds a degree in International Business Administration and has extensive experience in the Consumer Health Care industry. From 1985 to 1997 Hans Regenauer held various positions with Bayer AG—Leverkusen—in marketing, sales and general management in Germany, Guatemala, Austria and Spain. He joined Boehringer Ingelheim in 1997 as Head of Consumer Health Care, Europe and in 2004, became Senior Vice President, Consumer Health Care, Boehringer Ingelheim.

Further announcements regarding other appointments in Consumer Health Care will be made shortly.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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Sanofi-aventis www.sanofi-aventis.com Media Relations: Tél. : (+) 33 1 53 77 44 50 - E-mail : MR@sanofi-aventis.com